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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*



                                   LANGER INC.
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                                (NAME OF ISSUER)


                    COMMON STOCK, $0.02 PAR VALUE PER SHARE**
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                         (TITLE OF CLASS OF SECURITIES)


                                    515707107
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                                 (CUSIP NUMBER)


                                DECEMBER 4, 2008
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)






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CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE
IS FILED:

[X]  RULE 13d-1(b)

[_]  RULE 13d-1(c)

[_]  RULE 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As some of the securities beneficially owned by the Reporting Person reflects promissory notes of the Issuer convertible into shares of common stock of the Issuer, the figures in this statement are reflected on an "as-converted" basis.

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CUSIP NO. 515707107              SCHEDULE 13G                  PAGE 2 OF 5 PAGES
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  1   NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      Ashford Capital Management, Inc.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
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  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                            5   SOLE VOTING POWER

                                980,259 shares*
        NUMBER OF         ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  980,259 shares*
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0 shares
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      980,259 shares*
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.69%**
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 12   TYPE OF REPORTING PERSON*

      IA
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*Includes promissory notes convertible into 631,579 shares of common stock of the Issuer.

**As some of the securities beneficially owned by the Reporting Person reflects promissory notes of the Issuer convertible into shares of common stock of the Issuer, the figures in this statement are reflected on an "as-converted" basis.

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CUSIP NO. 515707107              SCHEDULE 13G                  PAGE 3 OF 5 PAGES
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ITEM 1.

         (a) Name of Issuer:

             Langer, Inc.

         (b) Address of Issuer's Principal Executive Offices:

             450 Commack Road, Deer Park, NY 11729-4510


ITEM 2.

         (a) Name of Person Filing:

             Ashford Capital Management, Inc.

         (b) Address of Principal Business Office or, if none, Residence:

             P.O. Box 4172, Wilmington, DE 19807

         (c) Citizenship: A Delaware Corporation

         (d) Title of Class of Securities: Common Stock, $0.02 Par Value Per Share**

         (e) CUSIP Number: 515707107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) |_| Broker or dealer registered under section 15 of the Act
         (b) |_| Bank as defined in section 3(a)(6) of the Act
         (c) |_| Insurance company as defined in section 3(a)(19) of the Act
         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940
         (e) |X| An investment adviser in accordance with ss.240.13d-1(b)(1(ii)(E)
         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
         (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)
         (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
         (j) |_| Group, in accordance with ss.240.13d-1(b)-1(ii)(J)


ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 980,259 shares*

         (b) Percent of Class:  8.69%**

             The foregoing percentage is calculated based on 11,278,252 shares of Common Stock reported to be outstanding as of November 7, 2008 in the Issuer's Quarterly Report filed on Form 10-Q (based on 10,646,673 shares of common stock of the Issuer outstanding as of November 7, 2008 and assumes the conversion of promissory notes convertible into 631,579 shares of common stock of the Issuer).
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CUSIP NO. 515707107              SCHEDULE 13G                  PAGE 4 OF 5 PAGES
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         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:     980,259 shares*

             (ii)  Shared power to vote or to direct the vote:   0 shares

             (iii) Sole power to dispose or to direct the disposition of:
                                                                 980,259 shares*

             (iv)  Shared power to dispose or to direct the disposition of:
                                                                 0 shares


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|. N/A


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The shares reported by the Reporting Person, a registered investment advisor, are held in separate individual client accounts, one separate limited partnership and three commingled funds.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A


ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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*Includes promissory notes convertible into 631,579 shares of common stock of the Issuer.

**As some of the securities beneficially owned by the Reporting Person reflects promissory notes of the Issuer convertible into shares of common stock of the Issuer, the figures in this statement are reflected on an "as-converted" basis.

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CUSIP NO. 515707107              SCHEDULE 13G                  PAGE 5 OF 5 PAGES
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                                   SIGNATURE
                                   ---------

        After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   December 4, 2008




ASHFORD CAPITAL MANAGEMENT, INC.


By:     /s/ Anthony M. Petrucci
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        Anthony M. Petrucci
        Chief Financial Officer and Chief Compliance Officer